FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of December 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                  HSBC HOLDINGS PLC - PRE-CLOSE TRADING UPDATE

HSBC Holdings plc ("HSBC") will be conducting a trading update today with analysts and investors ahead of its close period for the year ending 31 December 2004. There will also be an opportunity to discuss the content of HSBC's filing at the Securities and Exchange Commission ("SEC") summarising the significant differences between HSBC Group reporting on a UK Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") basis.

The meeting will take place by conference call from 10:00 am until 12:00 noon local time in London. Details for participating in the call can be found at the end of this statement.

The information that will be covered during the meeting relating to HSBC's operating performance is as follows:

HSBC's performance in the third quarter of 2004 was satisfactory. In aggregate, all geographic regions were ahead of the comparable prior year quarter at the pre-tax level, before goodwill amortisation. With the exception of Group
Private Banking, which was modestly lower largely as a result of lower disposal gains in the quarter, all Customer Groups were similarly ahead of the comparable quarter in 2003.

Rising interest rates and continuing concern over the global imbalances referred to in our interim report are being reflected in continuing muted large corporate demand for credit in our three major markets, with growth in personal lending, predominantly in real estate-secured lending, contributing the majority of incremental credit growth. In Asia, trade-related and small business credit also remained strong, while buoyant economic conditions in the commodity and oil-exporting regions supported good credit growth in South America and the Middle East.

With credit demand outside the personal sector generally muted, market liquidity remained strong contributing to a continuation of the gentle decline in net interest margin evidenced in the first half of the year. As growth in real estate-secured lending continued to contribute the majority of net lending growth, competitive pricing in the UK and mix change in the US more towards near-prime customers accentuated the margin impact. Additionally, continuing low interest rates in Hong Kong constrained the value of excess deposits, and rising short term interest rates in the US and in the UK squeezed margins on fixed price consumer assets. This notwithstanding, volume growth in total offset margin decline in the third quarter, after adjusting for the impact of currency translation.

As credit expansion has remained concentrated in the personal sector in areas where employment trends have continued to be positive, credit quality has remained strong. Notably in the United States we continue to benefit from steady improvement in delinquency, bankruptcy, restructuring and collection trends. Although there is beginning to be some evidence of weaker consumer credit experience in the UK following interest rate rises, credit costs are still adequately covered by related margins. Experience in Hong Kong remains consistent with the first half of the year.

Globally, corporate credit loss experience has remained low, both in the small business and the large corporate segments.

Fees and commissions were in line with the first half of the year and ahead of history driven by continuing sales of investment product and insurance in Asia, together with strong trade-related revenues in Asia, continued growth in credit card fees in all of our major markets and higher account services fees in the United Kingdom.

Trading revenues in the third quarter were ahead of both the preceding quarter and the prior year comparative quarter but were below the run rate of the first half because of the exceptional results achieved in the first quarter. Market conditions were less favourable for trading activities as volatility declined and bond activity was weaker as interest rates rose and yield curves flattened.

Cost efficiency remains a major focus for the remainder of 2004 and for our 2005 plans. The cost:income ratio was modestly higher in the third quarter largely reflecting changes in business mix and seasonal factors. The trend of cost efficiency improvement in the United Kingdom continued. The build up of cost in Corporate, Investment Banking and Markets remained in line with the planned development of the scale and scope of the business; hiring of senior bankers and markets professionals is now substantially complete. The burden of increased regulatory and legal requirements, including preparation for the introduction of International Accounting Standards in 2005, the Basel 2 risk-capital framework, and preparation for Sarbanes-Oxley reporting in 2006 are adding incrementally to overhead costs.

Business integration of recent acquisitions continued to proceed well. The Bank of Bermuda integration is on track to complete by the first quarter of next year and projected benefits are running ahead of the acquisition business case. Household re-branded successfully as HSBC and is continuing to lend support to consumer finance activities globally. The Whirl credit card system was successfully implemented in Mexico and the US in the third quarter and the UK project is on track to complete in the first half of 2005. The acquisition of the Marks & Spencer private credit card business was successfully closed on 9 November 2004. In China the working relationship with Bank of Communications continues to develop successfully.

The outlook into 2005 remains challenging to predict given the continuing uncertainty over how the global imbalances referred to in our interim results release will be resolved and over what time-scale. However these play out, HSBC's broad-based business and geographic diversification is placing the Group in a unique position to deliver profitable organic growth through leveraging the Group's skill-base and customer relationships across both emerging and mature markets. In the event of unforeseen economic developments, HSBC's resilience is underpinned by the fact that HSBC's risk appetite remains focussed in areas of comparative advantage, as well as our strong capital position and liquidity.

HSBC's results for the year ending 31 December 2004 will be announced on Monday, 28 February 2005.

A copy of HSBC's SEC filing summarising the significant differences applicable to HSBC between UK GAAP and IFRS can be downloaded from HSBC's website by following this link http://www.hsbc.com/hsbc/investor_centre/financial-results.

Conference call details:

The conference call is being hosted by Douglas Flint, Group Finance Director, and will be accessible by dialling:

UK:        +44 (0)20 8901 6903
US:        +1 416 640 4127
Hong Kong: +852 3009 3050

A recording of the conference call will be available for seven days on HSBC's website by following this link http://www.hsbc.com/precloseupdate from shortly after the event.

Forward-looking statements:

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 December 2004